(212) 318-6275
rachaelschwartz@paulhastings.com

June 11, 2014	44046.00007

VIA EDGAR

Ms. Mary Cole
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC   20549

Re:	The Tocqueville Trust (the “Registrant”) File Nos.: 033-08746 and 811-04840

Dear Ms. Cole:

This letter responds to comments communicated to the undersigned with respect to the Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2014 (SEC Accession No. 0000894189-14-001635), for the purpose of adding a new series of the Registrant (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment #1:  You have stated that the objective as stated under “Investment Objective” and the statement in the first sentence under “Principal Investment Strategies” with respect to achieving positive absolute return conflict with one another and have asked the Registrant to conform the statements.

Response #1:  The Registrant has removed the first sentence under “Principal Investment Strategies.”

Comment #2:  You have requested that the Fee Table be completed.

Response #2:  The Registrant has completed the Fee Table in Post-Effective Amendment No. 49.

Comment #3:  You have requested that we add the Predecessor Fund’s portfolio turnover during its last fiscal year under “Portfolio Turnover.”

 Response #3:  The Registrant has added the disclosure.

Comment #4:  Under “Principal Investment Strategies,” you have asked the Registrant to define “positive absolute return” in Plain English and explain the 1-2 year time horizon more clearly.  You have also asked the Registrant to describe how the strategy leads to higher returns than the S&P 500 Index.

Response #4:  The Registrant has amended the disclosure to clarify the difference between what the Fund seeks to do during the 1-2 year time horizon and what it seeks to do over the long-term.  Additionally, the Registrant has added a definition of absolute return.

June 11, 2014

Comment #5: Under “Principal Investment Strategies,” you have asked the Registrant to explain “modest, low, or negative correlation” in Plain English.

Response #5:  The Registrant has amended the disclosure by adding a definition of correlation.

Comment #6: Under “Principal Investment Strategies,” you have asked the Registrant to clarify the relationship between “longer time periods,” the 1-2 year time horizon, and the 3-5 year time horizon.

Response #6:  As discussed in Response #4, the Registrant has amended the disclosure.

Comment #7:  You have requested that the Registrant add disclosure regarding credit quality and maturity standards for fixed income investments.

Response #7:  The Registrant has added the requested disclosure.

Comment #8:  You have requested that certain disclosure in paragraph 7 under “Principal Investment Strategies” be moved to the “Principal Risks” section.

Response #8:  The Registrant has made the requested change.

Comment #9:  You have requested that the Registrant disclose the specific leverage that will be used in the Fund.

Response #9:  The Registrant has added the requested disclosure.

Comment #10:  You have requested that the disclosure relating to defensive investments should only be in the Item 9 disclosure and not in the summary section.

Response #10:  The Registrant has made the requested change.

Comment #11:  Under “Who May Want to Invest in the Fund,” you have requested that additional risks be added to the last bullet point and that language be added that risk of loss is great.  You have also requested that the second bullet point be modified as it makes the fund look safer than it may be.

Response #11:  The Registrant has added the additional disclosure.

Comment #12:  You have requested that the Performance Chart for the Predecessor Fund be added to the Prospectus.

Response #12:  The Registrant has added the Performance Chart in Post-Effective Amendment No. 49.

Comment #13:  You have requested that the Registrant explain why the HFRX Index is an appropriate benchmark for the fund.

June 11, 2014

Response #13:  The Registrant supplementally responds that the S&P 500 Index has been chosen as the Fund’s broad-based securities index and that the HFRX Index has been chosen as a secondary index since certain funds contained in that Index have similar investment strategies to that of the Fund.

Comment #14:  Under “Tax Information,” you have requested that the Registrant explain what “that does not employ borrowed funds” means.

Response #14:  The Registrant has amended the disclosure.

Comment #15:  In Item 9 you have stated that investment objective should be singular.

Response #15:  The Registrant has made the change.

Comment #16:  You have requested that all changes made to the summary section be carried over to Item 9.

Response #16:  The Registrant has carried over all applicable changes.

Comment #17:  With respect to “Asset Segregation Risk,” you have asked the Registrant to confirm whether it will only be entering into cash settled positions.

Response #17:  The Registrant reserves the right to enter into physically settled positions in the future but does not intend to enter into such positions at this time.

Comment #18:  You have stated that the Prospectus does not contain information regarding policies and procedures adopted by the Board with respect to frequent trading.

Response #18:  The Registrant respectfully states that such disclosure is included under “How to Redeem Shares” on page 19 of the Prospectus and under “Frequent Trading” on page 21 of the Prospectus.

June 11, 2014

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP